Exhibit 99

A Dynamic BASF Moves Forward into the Second Half

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Aug. 7, 2003--BASF
(NYSE:BF) (FWB:BAS) (LSE:BFA):

    -- Good performance in the second quarter of 2003: EBIT before special items up slightly on 2002

    -- Agricultural Products & Nutrition segment improves significantly

    -- Additional restructuring program to strengthen profitability in the NAFTA region

    -- Full year 2003: major efforts needed to match last year's earnings

    BASF is continuing to perform well in a persistently difficult environment. Thanks to the success of its timely cost-reduction program, the company achieved second-quarter EBIT before special items of EUR832 million - an increase of 1.2 percent compared with the same period of 2002. Sales declined by 1.6 percent to EUR8.2 billion. This was mainly due to the drop in the value of the U.S. dollar by more than 20 percent compared with the previous year. BASF increased sales volumes by 3.2 percent and prices by 3.0 percent. Disregarding the translation effect of the weaker dollar, the company would have posted sales of EUR8.8 billion, or 4.4 percent more than in the second quarter of 2002. "You can rely on BASF's strength, even when we have to operate in an economic climate that offers very few encouraging signs," explained Dr. Jurgen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft, during his presentation of the interim results for the second quarter of 2003.
    Second-quarter EBIT after special items was EUR774 million, or 5.3 percent lower compared with the previous year. Special charges of EUR58 million in the second quarter were associated with provisions for restructuring measures in the NAFTA region and the integration of BASF's latest acquisition in the Agricultural Products division. Net income fell by 61 percent to EUR195 million as a result of higher income taxes, mainly due to a one-time effect of EUR124 million related to corporate income tax. Earnings per share were therefore EUR0.35 in the second quarter compared with EUR0.86 in the same period of 2002.
    Thanks to the very good first quarter, cumulative sales for the first half of 2003 were more than EUR17 billion or 2.8 percent higher than in the first half of 2002. Adjusted for currency effects, sales would have been EUR18 billion or an increase of 8.3 percent.
    EBIT before special items for the first half of 2003 was almost EUR1.8 billion or 8.3 percent higher than in the same period of 2002. All operating divisions were in the black.
    In the first half of the year, cash provided by operating activities increased significantly to EUR1.9 billion, exceeding the amount for the same period in 2002 by EUR1 billion. This increase is the result of the substantially lower additional financing requirements for net current assets.

    Outlook for full year 2003: major efforts needed to match last year's earnings

    BASF's Chairman does not expect there to be an upturn in the economic climate until the fourth quarter of 2003 at the earliest "High unemployment rates, which continue to rise in the eurozone and in the United States, suggest that growth triggered by private consumption is unlikely. The signals from our customers also fail to show any signs of an upturn in the short term," said Hambrecht.
    In the second quarter, the level of orders and the number of incoming orders have been lower than in the same period in 2002. Hambrecht is therefore not particularly optimistic with regard to sales and earnings development in the third quarter. "We expect sales at the same level as in 2002 and lower EBIT before special items. It is even more difficult to give a prognosis for the full year because of the continuing uncertainties. Considerable risks must be overcome if we are to achieve the same level of sales and earnings as in 2002. In particular, these risks are associated with volatile oil prices, the uncertain development of the U.S. dollar and persistent stagnation in important economies. Major efforts are therefore needed to match last year's achievements," he said.

    Two-phase restructuring program for the NAFTA region

    The company aims to make additional savings by reducing its fixed costs through a two-phase restructuring program for the NAFTA region.
    In the first phase, BASF wants to optimize the effectiveness and efficiency of service functions such as human resources, IT, purchasing, finance and legal with the goal of saving $100 million. These measures are expected to incur one-time costs of $55 million, of which $41 million has already been accounted for as special charges in the first half of 2003.
    In the second phase of the NAFTA restructuring program focuses on further optimizing product portfolio and site structures. The goal is to concentrate on business areas with high growth and profit potential. At the same time, BASF's will sharpen the customer focus of its business processes and exploit market potential more fully. The second phase is expected to result in total cost savings of at least $150 million, which are to be realized by 2006.
    The goal of this two-phase program is to earn the cost of capital in the NAFTA region.

    Segment overview: Agricultural Products & Nutrition improves significantly

    In the Chemicals segment, sales volumes remained healthy even though customers reduced their inventory. Second-quarter sales rose
2.5 percent to EUR1.4 billion.
    EBIT before special items was burdened by scheduled shutdowns of the steam cracker in Ludwigshafen and other downstream plants. At EUR134 million, it was 16.8 percent lower than in 2002.
    Compared with the same period in 2002, second-quarter sales in the Plastics segment declined 2.9 percent to EUR2.2 billion, partially due to weak demand in Asia. Oversupply, especially of styrenics, led to further pressure on prices and margins.
    At EUR76 million, EBIT before special items fell by 64 percent compared with 2002. This figure contains integration costs for the engineering plastics business acquired from Honeywell as well as startup costs for our new 140,000 metric ton plant for TDI and precursors in Yeosu, South Korea.
    Sales in the Performance Products segment declined compared with 2002 due to currency effects. Volumes were slightly lower. Sales were 8 percent lower at EUR1.9 billion; EBIT before special items dropped 31 percent to EUR145 million.
    Business improved considerably in the Agricultural Products & Nutrition segment. In euro terms, second-quarter sales of EUR1.5 billion were at approximately the same level as in 2002. However, because about 60 percent of the company's business is conducted dollars, considerable increases are partially disguised by the significant rise in the value of the euro. Despite negative currency effects, EBIT before special items climbed by almost EUR80 million or 61 percent to EUR209 million. Both divisions in the segment contributed to this positive development.
    The market for crop protection products shrank once again in the key markets of Europe and North America. Even so, the Agricultural Products division was able to increase sales by approximately 5 percent and, in dollar terms, by almost 30 percent. This increase was due to new product launches, the acquisition of the fipronil business and efforts to conduct business closer to the application period. The increase in EBIT before special items by almost 60 percent to EUR171 million exceeded our expectations and is a consequence of structural measures and the increased volume of business. The EBITDA margin before special items in the first half of 2003 was 29.4 percent. Measures to reduce in-channel inventory are now nearly completed in the United States and South America. The one-time costs of EUR31 million in the first half of 2003 resulted almost entirely from step-ups on inventories following the fipronil acquisition. Despite the persistently difficult market conditions, BASF has set itself the goal of improving earnings in the second half of 2003 compared with the previous year.
    Despite slightly higher volumes, the Fine Chemicals division was unable to achieve the previous year's level of sales as a result of the strong euro. At EUR38 million, second-quarter EBIT before special items was up 73 percent on 2002. Thanks to the further implementation of a restructuring program, BASF succeeded in significantly increasing the division's EBIT margin.
    The Oil & Gas segment posted the strongest increase in sales. Compared with the same period in 2002, we increased sales in the second quarter by 5.6 percent to EUR928 million. This increase was due primarily to higher volumes in our natural gas trading activities (+22 percent). EBIT before special items remained at a high level but declined by 4.8 percent compared with 2002 to EUR278 million.
    BASF is the world's leading chemical company, offering its customers a range of high-performance products, including chemicals, plastics, performance products, agricultural products, fine chemicals as well as crude oil and natural gas. Its distinctive approach to integration, known in German as "Verbund," is its strength. It enables BASF to achieve cost leadership and gives the company a competitive advantage. BASF conducts its business in accordance with the principles of sustainable development. In 2002, BASF had sales of EUR32 billion (circa $34 billion) and over 89,000 employees worldwide. Further information on BASF is available on the Internet at www.basf.com.

    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.
    You can also obtain further information from the Internet at the following address:

    www.basf.de/PK (German)

    www.basf.de/pcon (English)



07:30 a.m. CEST
Second Quarter 2003 Interim Report
Press Release
Photos

10:00 a.m. CEST
Speech Dr. Jurgen Hambrecht (live transmission)

11:00 a.m. CEST Speech Dr. Jurgen Hambrecht (printed version)


    Second-Quarter Results 2003

    April - June 2003 (January - June 2003), published on August 7,
2003

    Good performance in second quarter

        -- Sales slightly below previous year's level due to currency effects

        -- Income from operations before special items up slightly compared with 2002

        -- Agricultural Products & Nutrition segment improves significantly

        --  Special factors reduce net income

        -- Substantial improvement in cash provided by operating activities

        -- Outlook for third quarter: sales at the same level as in 2002, lower income from operations before special items

    Dear shareholders and friends of BASF,

    The facts and figures for the second quarter of 2003 demonstrate that we continued to perform well in a persistently difficult environment. Conditions in the past three months did not make things easy for BASF. Oil prices remain volatile at a high level. Currency effects - in particular due to the weak U.S. dollar - have had a negative impact on sales. Even so, we posted income from operations before special items that was slightly higher than in the same quarter of 2002.
    This is proof that our timely cost-reduction programs and measures to further improve our product portfolio and regional positioning are showing their effects. For example, we have significantly improved sales and earnings in our Agricultural Products & Nutrition segment. In the NAFTA region, we have started a two-phase restructuring program through which we want to save at least $250 million.
    But we're not just cutting costs. We're also expanding high-growth businesses. Through the acquisition of Callery Chemical in the United States we will become a leading supplier of important inorganic specialties for the pharmaceutical industry. Our cooperation with Gazprom to develop gas reserves in western Siberia through the newly established joint venture Achimgaz will strengthen our backward integration in the Oil & Gas segment.
    Stock market trends in the first half of 2003 give grounds for optimism. Investors seem to have regained their confidence and BASF's shares have performed well in this environment.
    The remaining months in 2003 will continue to be difficult. In the second quarter, the level of orders and the number of incoming orders have been lower than in the same period in 2002. We are therefore not very optimistic about sales and earnings development in the third quarter. We expect sales at the same level as in 2002 and lower income from operations before special items. It is even more difficult to give a prognosis for the full year because of the continuing uncertainties. We need to make major efforts if we are to achieve the same level of sales and earnings as in 2002. Key measures include making further improvements to our product portfolio, implementing rigorous cost management, ensuring even more efficient processes and maintaining strict capital discipline.
    I cannot claim to predict the future, but I can promise you that BASF and its employees are setting the right course in good time and will - as in the past - make every effort to increase the value of your investment in BASF.

    Yours sincerely,
    Jurgen Hambrecht

    Dr. Jurgen Hambrecht
    Chairman of the Board of Executive Directors




BASF Group Business Review and Analysis

Sales and earnings             2nd Quarter          1st Half
                                         Change                 Change
Million euro              2003     2002   in %    2003    2002   in %
Sales                    8,249    8,379   (1.6) 17,081  16,618    2.8
Income from operations
 before special items      832      822    1.2   1,776   1,640    8.3
Income from operations
 (EBIT)                    774      817   (5.3)  1,716   1,631    5.2
Income from operations before
 interest, taxes,
 Depreciation and
  amortization  (EBITDA) 1,348    1,411   (4.5)  2,844   2,843    0.0
Income before taxes and
 minority interests        686      825  (16.8)  1,525   1,663   (8.3)
Net income                 195      502  (61.2)    637   1,058  (39.8)
Earnings per share (euro) 0.35     0.86  (59.3)   1.13    1.81  (37.6)


    Sales: In a difficult economic environment, sales in the second quarter of 2003 almost reached the level of the previous year (- 1.6 %). Increases in volumes (+ 3.2 %) and sales prices (+ 3.0 %) were outweighed by negative currency effects (- 8.9 %) resulting from the rise of the euro, particularly against the U.S. dollar. Portfolio measures increased sales by 1.1 %.
    Due to much higher raw material costs, our sales prices remain at a level that is still unsatisfactory.


Factors influencing sales in comparison with previous year

in %                                              2nd Quarter 1st Half
Volumes                                                  3.2      6.8
Prices                                                   3.0      3.6
Currencies                                              (8.9)    (8.5)
Acquisitions/divestitures                                1.1      0.9
Total                                                   (1.6)     2.8


    Earnings: Second-quarter income from operations before special items rose 1.2 % compared with the same quarter of 2002. This was primarily due to an increased contribution to earnings by the Agricultural Products & Nutrition segment. In additions, gains from currency hedging as shown under "Other" in the Segments table had a positive effect. Special charges were associated with further restructuring measures in the NAFTA region and the integration of the fipronil crop protection business. Second-quarter income from operations after special items was down 5.3 % compared with 2002.
    Income before taxes and minority interests declined by 16.8 % in the second quarter to euro 686 million, mainly due to a negative financial result.
    Net income in the second quarter fell by 61.2 % to euro 195 million as a result of higher income taxes. The increase in income taxes is due mainly to a change in German tax law regarding corporate income tax credit on dividends. In the second quarter, this resulted in one-time additional tax expense of euro124 million. We have appealed the first tax assessment relating to this change in the law. In the second quarter, income taxes for oil production that are non-compensable with German taxes amounted to euro 104 million (previous year euro 101 million).
    Earnings per share were euro 0.35 in the second quarter compared with euro 0.86 in 2002.


Special      1st            2nd            3rd            4th
 items      Quarter        Quarter        Quarter        Quarter
Million
 euro         2003  2002     2003  2002     2003  2002     2003  2002
Special items
- in income
 from
 operations     (2)   (4)     (58)   (5)          (124)          (107)
- in
 financial
 result          -   114       (3)    -            130             57
Total           (2)  110      (61)   (5)             6            (50)


    Outlook: We do not expect there to be an economic upturn until the fourth quarter of 2003 at the earliest. Due to the continuing strength of the euro, we expect third-quarter sales to be at the same level as in 2002 and anticipate lower income from operations before special items.
    With the continuing uncertainties, it will require considerable efforts to achieve the previous year's level of sales and earnings for the full year.


Segments
                                                            Income
                                                              from
                                                           operations
                                                             before
                                                            special
                                    Sales                     items

                                                    Change
Million euro                          2003    2002  in %        2003
2nd Quarter
Chemicals                            1,433   1,398    2.5        134
Plastics                             2,177   2,243   (2.9)        76
Performance Products                 1,911   2,077   (8.0)       145
Agricultural Products & Nutrition    1,505   1,495    0.7        209
Oil & Gas                              928     879    5.6        278
Other(a)                               295     287    2.8        (10)
Thereof costs of exploratory/
 biotechnological research               -       -      -         40
                                     8,249   8,379   (1.6)       832
1st Half
Chemicals                            2,952   2,601   13.5        279
Plastics                             4,460   4,218    5.7        186
Performance Products                 3,818   4,060   (6.0)       287
Agricultural Products & Nutrition    2,801   3,037   (7.8)       446
Oil & Gas                            2,411   2,105   14.5        682
Other(a)                               639     597    7.0       (104)
Thereof costs of exploratory/
 biotechnological research               -       -      -         85
                                    17,081  16,618    2.8      1,776



                                               Income
                                                from
                                              operations

                                      Change                    Change
Million euro                    2002  in %         2003   2002  in %
2nd Quarter
Chemicals                        161  (16.8)        127    161  (21.1)
Plastics                         211  (64.0)         67    211  (68.2)
Performance Products             210  (31.0)        136    210  (35.2)
Agricultural Products &
 Nutrition                       130   60.8         181    127   42.5
Oil & Gas                        292   (4.8)        278    292   (4.8)
Other(a)                        (182)  94.5         (15)  (184)  91.8
Thereof costs of exploratory/
 biotechnological research        50  (20.0)         40     50  (20.0)
                                 822    1.2         774    817   (5.3)

1st Half
Chemicals                        272    2.6         271    270    0.4
Plastics                         309  (39.8)        176    306  (42.5)
Performance Products             325  (11.7)        279    329  (15.2)
Agricultural Products &
 Nutrition                       364   22.5         417    358   16.5
Oil & Gas                        576   18.4         682    576   18.4
Other(a)                        (206)  49.5        (109)  (208)  47.6
Thereof costs of exploratory/
 biotechnological research        99  (14.1)         85     99  (14.1)
                               1,640    8.3       1,716  1,631    5.2



                                  Income from
                                   operations
                                     before
                                    interest,
                                      taxes,
                                  depreciation            Capital
                                       and              expenditures
                                  amortization          (including
                                     (EBITDA)           acquisitions)

                                                Change
Million euro                       2003   2002  in %     2003   2002
2nd Quarter
Chemicals                           243    289  (15.9)    128    154
Plastics                            187    338  (44.7)    256    158
Performance Products                235    335  (29.9)     57     66
Agricultural Products & Nutrition   319    260   22.7      55     52
Oil & Gas                           355    353    0.6      58     32
Other(a)                              9   (164)     .     123     88
                                  1,348  1,411   (4.5)    677    550

1st Half
Chemicals                           503    516   (2.5)    254    286
Plastics                            417    568  (26.6)    342    278
Performance Products                479    579  (17.3)     98    135
Agricultural Products & Nutrition   668    627    6.5   1,186     94
Oil & Gas                           836    714   17.1      97     69
Other(a)                            (59)  (161)  63.4     231    142
                                  2,844  2,843    0.0   2,208  1,004




                                                 Assets

                                         Change                 Change
Million euro                             in %     2003    2002  in %
2nd Quarter
Chemicals                                (16.9)  4,964   5,010   (0.9)
Plastics                                  62.0   6,292   6,394   (1.6)
Performance Products                     (13.6)  5,140   5,550   (7.4)
Agricultural Products & Nutrition          5.8   7,828   7,388    6.0
Oil & Gas                                 81.3   3,339   2,760   21.0
Other(a)                                  39.8   8,496   9,180   (7.5)
                                          23.1  36,059  36,282   (0.6)

1st Half
Chemicals                                (11.2)
Plastics                                  23.0
Performance Products                     (27.4)
Agricultural Products & Nutrition            .
Oil & Gas                                 40.6
Other(a)                                  62.7
                                         119.9


    (a) "Other" includes sales and earnings of other businesses including the Fertilizers business as well as expenses, income and assets (e. g., the construction of infrastructure for new sites) not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments as well as from currency positions that are macro-hedged (2nd quarter: euro 13 million/previous year euro (95) million), cumulative euro 16 million/previous year euro (85) million).

    Chemicals

    Compared with the second quarter of 2002, sales rose 2.5 % to euro 1,433 million (volumes 4.8 %, prices/currency - 2.9 %).
    At euro 134 million, income from operations before special items was 16.8 % lower than in 2002. Income from operations before special items declined in all three divisions, partially due to scheduled plant shutdowns.
    Sales in the Inorganics division increased 1.1 % in the second quarter. Sales volumes declined slightly, while sales prices improved. Sales volumes in the Petrochemicals division increased and sales climbed 5.2 %.
    In the Intermediates division, sales declined 1.6 % compared with the same period in 2002.
    Volumes were higher than in the previous year. Price increases were possible only in individual product groups and were outweighed by currency effects.


Sales by division           2nd Quarter                1st Half

                                        Change                  Change
Million euro          2003        2002   in %    2003     2002   in %
Inorganics             184         182    1.1     367      351    4.6
Petrochemicals         806         766    5.2   1,680    1,376   22.1
Intermediates          443         450   (1.6)    905      874    3.5


    Plastics

    Second-quarter sales declined 2.9 % compared with the same period of 2002 (volumes 1.3 %, prices/currency - 2.5 %). Sales volumes increased in the Polyurethanes division as a result of new capacities. In the Styrenics and Performance Polymers divisions, sales volumes were negatively impacted due to inventory reduction, in particular by customers in Asia.
    At euro76 million, income from operations before special items was 64 % lower than in the second quarter of 2002. Weak demand meant that it was not possible to increase prices to the necessary extent to pass on raw material prices, which in some cases have risen considerably. Nevertheless, sales in the Styrenics division were at approximately the same level as in the second quarter of 2002. Income declined primarily due to significant increases in raw material costs.
    In the Performance Polymers division, second-quarter sales were
12.1 % lower than in 2002. This was due to a considerable decline in sales volumes in Asia, in particular for fiber intermediates. Income was significantly lower.
    Sales in the Polyurethanes division increased 1 % in the second quarter due to higher sales volumes, in particular in Europe and Asia. Income was down on 2002 as a result of higher raw material costs and the startup costs for the new TDI plant in South Korea.


Sales by division            2nd Quarter               1st Half

                                         Change                 Change
Million euro           2003        2002   in %   2003     2002   in %
Styrenics               891         888    0.3  1,888    1,630   15.8
Performance Polymers    552         628  (12.1) 1,120    1,169   (4.2)
Polyurethanes           734         727    1.0  1,452    1,419    2.3


    Performance Products

    Sales declined by 8 % in the second quarter (volumes - 0.6 %, prices/currency - 7.6 %).
    Income from operations before special items dropped 31 % to euro145 million. Neither price increases nor our continuing cost reduction measures were able to compensate for high raw material costs.
    In the Performance Chemicals division, volumes were constant, but sales were down 7.5 % on 2002, mainly as a result of negative currency effects. Income did not achieve the previous year's level.
    Sales in the Coatings division were 10.9 % lower than in the same period in 2002 mainly due to currency effects, but sales volumes were stable overall. The previous year's income was not achieved.
    As a result of currency effects and lower sales volumes for acrylic monomers and paper dispersions, sales in the Functional Polymers division were 6.1 % lower than in the second quarter of 2002. Increasing pressure on margins due to high raw material costs reduced income.


Sales by division            2nd Quarter               1st Half

                                         Change                 Change
Million euro           2003        2002   in %   2003     2002   in %
Performance Chemicals   792         856   (7.5) 1,598    1,704   (6.2)
Coatings                505         567  (10.9) 1,009    1,098   (8.1)
Functional Polymers     614         654   (6.1) 1,211    1,258   (3.7)


    Agricultural Products & Nutrition

    Sales in the Agricultural Products & Nutrition segment increased in the second quarter by 0.7 % to euro1,505 million (volumes 6.4 %, prices/currency - 11.8 %).
    Agricultural Products: Despite negative currency effects, second-quarter sales rose 4.8 % compared with the same quarter of 2002. The increase in sales was due in part to the planned shift of sales from the first quarter into the application period in the second quarter and to the successful launch of new, innovative products. The fipronil business, which was acquired toward the end of the first quarter, has now been successfully integrated and also had a positive effect on sales.
    Income from operations before special items climbed 58.3 % to euro171 million due to higher sales and the success of cost reduction measures initiated last year. The EBITDA margin before special items was 29.4 % in the first half of 2003.
    Fine Chemicals: Sales were 7.7 % lower than in 2002, primarily as a result of currency effects. Higher sales volumes were unable to offset this.
    At euro38 million, income from operations before special items was euro16 million higher thanks to our cost reduction measures.


Sales and earnings by division
                                             Income from
                                              operations
                                               before
                                               special
                               Sales            items

                                      Change                   Change
Million euro             2003   2002  in %         2003  2002  in %
2nd Quarter
Agricultural Products   1,051  1,003    4.8         171   108   58.3
Fine Chemicals            454    492   (7.7)         38    22   72.7
                        1,505  1,495    0.7         209   130   60.8

1st Half
Agricultural Products   1,884  2,041   (7.7)        367   321   14.3
Fine Chemicals            917    996   (7.9)         79    43   83.7
                        2,801  3,037   (7.8)        446   364   22.5



                                              Income from
                                               operations


                                                                Change
Million euro                                        2003  2002  in %
2nd Quarter
Agricultural Products                                144   108   33.3
Fine Chemicals                                        37    19   94.7
                                                     181   127   42.5

1st Half
Agricultural Products                                336   321    4.7
Fine Chemicals                                        81    37  118.9
                                                     417   358   16.5


    Oil & Gas

    Sales in the Oil & Gas segment rose by 5.6 % to euro928 million (volumes + 9.4 %, prices/currency - 6.4 %). Volumes increased significantly in our natural gas trading activities. Production of oil and natural gas also increased, although these production increases did not result in higher sales because of the weak U.S. dollar.
    The average price of oil (Brent) of approximately $26 per barrel was slightly higher than in the same quarter of 2002 ($25). At euro278 million, income from operations before special items remained at a high level.

    Regions



Regions

                        Sales                  Sales
                        (location of           (location of
                         customer)              company)

                                        Change                 Change
Million euro              2003    2002  in %     2003    2002  in %
2nd Quarter
Europe                   4,638   4,428    4.7   4,966   4,826    2.9
  Thereof Germany        1,549   1,686   (8.1)  3,364   3,297    2.0
North America (NAFTA)    1,998   2,251  (11.2)  1,979   2,261  (12.5)
South America              368     405   (9.1)    302     331   (8.8)
Asia, Pacific Area,
 Africa                  1,245   1,295   (3.9)  1,002     961    4.3
                         8,249   8,379   (1.6)  8,249   8,379   (1.6)

1st Half
Europe                   9,879   8,993    9.9  10,505   9,726    8.0
  Thereof Germany        3,648   3,580    1.9   7,268   6,802    6.9
North America (NAFTA)    3,936   4,339   (9.3)  3,939   4,381  (10.1)
South America              690     785  (12.1)    560     640  (12.5)
Asia, Pacific Area,
 Africa                  2,576   2,501    3.0   2,077   1,871   11.0
                        17,081  16,618    2.8  17,081  16,618    2.8


Regions
                                                  Income from
                                                    operations
                                                     before
                                                     special
                                                      items
                                                  (location of
                                                     company)

                                                                Change
Million euro                                       2003   2002  in %
2nd Quarter
Europe                                              698    679    2.8
  Thereof Germany                                   498    483    3.1
North America (NAFTA)                                52     77  (32.5)
South America                                        51    (29)     .
Asia, Pacific Area, Africa                           31     95  (67.4)
                                                    832    822    1.2

1st Half
Europe                                            1,524  1,446    5.4
  Thereof Germany                                 1,142  1,051    8.7
North America (NAFTA)                                81    105  (22.9)
South America                                        83    (35)     .
Asia, Pacific Area, Africa                           88    124  (29.0)
                                                  1,776  1,640    8.3


    In the second quarter, sales by location of company in Europe increased 2.9 %. In particular, sales were higher in the Chemicals, Oil & Gas, and Agricultural Products & Nutrition segments. Income from operations before special items rose by euro19 million to euro698 million.
    In the NAFTA region, sales by location of company declined by 12.5 % compared with 2002 as a result of a weak dollar. Sales in euros were almost at the level of the previous year only in the Agricultural Products & Nutrition segment. In local currency terms, sales in the region increased about 9 %. At euro52 million, income from operations before special items was euro25 million lower than in the same quarter of 2002. Income from operations before special items decreased particularly in the Plastics and Chemicals segments. The increase in income in the Agricultural Products & Nutrition segment could not compensate for this.
    In South America, second-quarter sales by location of company were
8.8 % lower compared with 2002, primarily due to currency translation effects. In local currencies, sales increased by about 9 %. The Agricultural Products & Nutrition segment posted higher sales in euros. Income from operations before special items of euro51 million was considerably higher than in 2002, when income was significantly reduced due to the economic crises in Brazil and Argentina.
    Second-quarter sales in the Asia, Pacific Area, Africa region by location of company increased by 4.3 %. The production of propylene oxide and styrenic monomers by the Ellba Eastern plant, which came on stream in mid-2002, made a major contribution to higher sales in the Plastics segment. Sales in the other segments declined due to the change in currency exchange rates as well as lower demand due to the SARS problem, which has now been overcome. In local currency terms, sales increased by approximately 20 %. Income from operations before special items dropped to euro31 million, in particular due to lower income in the Plastics and Performance Products segments as well as foreign currency translation effects.

    Employees

    Since the end of 2002, the number of BASF Group employees, including those with limited-term contracts, declined by 924 or 1.0 %, thereof 920 in Europe, 157 in the NAFTA region, and 70 in South America. The number of employees in Asia increased by 223.
    Personnel costs in the second quarter of 2002 sank by 7.5 % to euro1,412 million. In the first half of 2003, personnel costs amounted to euro2,804 million compared with euro3,005 in the same period of 2002.


Number of employees

                        2nd Quarter           1st Half          Year
                              2003     2002      2003    2002    2002
End of period               88,465   90,713    88,465  90,713  89,389
Average                     88,576   90,941    88,716  91,435  90,899


    Finance

    Cash provided by operating activities increased significantly to euro1,878 million, exceeding the amount for the same period in 2002 by euro1,055 million. This increase is the result of the substantially lower additional financing requirements for net current assets.
    Cash used in investing activities totaled euro2,343 million. The purchase of the fipronil crop pro-tection business and the acquisition of Honeywell's global business with engineering plastics with the simultaneous sale of our nylon fibers business to Honeywell required euro1,398 million. At euro967 million, additions to tangible and intangible fixed assets were 5.3 % lower than in 2002 and significantly lower than depreciation and amortization.
    In the first half of 2003, we bought back 6.9 million shares for euro226 million or an average of euro32.54 per share. Our goal of buying back shares for a total of euro500 million in 2003 remains unaltered. After deducting the dividend paid for fiscal year 2002, cash provided by financing activities was euro505 million.
    Liquid funds remained at the same level as at the end of 2002.



Consolidated Statements of Cash Flows

                                                      1st Half
Million euro                                             2003    2002
Net income                                                637   1,058
Depreciation and amortization of fixed assets           1,136   1,222
Change in net current assets                              (56) (1,287)
Miscellaneous items                                       161    (170)
Cash provided by operating activities                   1,878     823
Additions to tangible and intangible fixed assets        (967) (1,021)
Acquisitions/divestitures, net                         (1,398)      -
Financial investments and other items                      22     183
Cash used in investing activities                      (2,343)   (838)
Proceeds from capital increases/(decreases)              (226)     38
Changes in financial indebtedness                       1,553   1,448
Dividends                                                (822)   (802)
Cash provided by financing activities                     505     684
Net changes in cash and cash equivalents                   40     669
Cash and cash equivalents as of beginning of year and
 other changes                                            228     338
Cash and cash equivalents                                 268   1,007
Marketable securities                                     127     287
Liquid funds                                              395   1,294


    Interim Financial Statements of BASF Group

    (abridged version)

    The interim financial statements have not been audited. The valuation methods used in the Consolidated Financial Statements for 2002 remained unchanged. Changes in the scope of consolidation were negligible. The acquisition of crop protection products from Bayer on March 21, 2003 is taken into account from this date onward. The sale of the fibers business to Honeywell and the simultaneous acquisition of their engineering plastics business is taken into account as of the beginning of May 2003.


Consolidated Statements of Income

                                  2nd                    1st
                                 Quarter                  Half
                                         Change                 Change
Million euro              2003     2002  in %     2003    2002  in %
Sales, net of natural gas
 taxes                   8,249    8,379   (1.6) 17,081  16,618    2.8
Cost of sales            5,680    5,536    2.6  11,753  11,013    6.7
Gross profit on sales    2,569    2,843   (9.6)  5,328   5,605   (4.9)

Selling expenses         1,127    1,231   (8.4)  2,244   2,442   (8.1)
General and
 administrative expenses   173      177   (2.3)    336     348   (3.4)
Research and development
 expenses                  262      282   (7.1)    538     594   (9.4)
Other operating income      88      148  (40.5)    192     333  (42.3)
Other operating expenses   321      484  (33.7)    686     923  (25.7)
Income from operations     774      817   (5.3)  1,716   1,631    5.2

(Expense)/income from
 financial assets          (34)      77      .     (53)     77      .
Interest result            (54)     (69)  21.7    (138)    (45)     .
Financial result           (88)       8      .    (191)     32      .
Income before taxes and
 minority interests        686      825  (16.8)  1,525   1,663   (8.3)

Income taxes               484      294   64.6     852     557   53.0
Minority interests           7       29  (75.9)     36      48  (25.0)
Net income                 195      502  (61.2)    637   1,058  (39.8)
Earnings per share (euro) 0.35     0.86  (59.3)   1.13    1.81  (37.6)
Number of shares in
 millions (weighted)       563      583   (3.4)    565     583   (3.1)


Consolidated Balance Sheets

                                  June    June            Dec.
                                   30,     30,   Change   31,   Change
Million euro                       2003    2002  in %     2002  in %
Assets
Intangible assets                 4,155   3,441   20.7   3,464   19.9
Property, plant and equipment    13,534  13,512    0.2  13,745   (1.5)
Financial assets                  3,163   3,322   (4.8)  3,249   (2.6)
Fixed assets                     20,852  20,275    2.8  20,458    1.9

Inventories                       4,848   4,421    9.7   4,798    1.0
Accounts receivable, trade        5,619   6,341  (11.4)  5,316    5.7
Miscellaneous receivables         3,191   2,742   16.4   2,947    8.3
Deferred taxes                    1,154   1,209   (4.5)  1,204   (4.2)
Liquid funds                        395   1,294  (69.5)    363    8.8
Current assets                   15,207  16,007   (5.0) 14,628    4.0
Total assets                     36,059  36,282   (0.6) 35,086    2.8

Stockholders' equity and liabilities
Suscribed capital and capital
 surplus                          4,408   4,408    0.0   4,408    0.0
Retained earnings and other
 equity                          11,442  12,549   (8.8) 12,138   (5.7)
Minority interests                  396     395    0.3     396    0.0
Stockholders' equity             16,246  17,352   (6.4) 16,942   (4.1)

Provisions for pensions and
 similar obligations              3,892   3,858    0.9   3,910   (0.5)
Provisions for taxes and other
 provisions                       5,332   5,066    5.3   5,087    4.8
Provisions                        9,224   8,924    3.4   8,997    2.5

Financial indebtedness            5,097   3,976   28.2   3,610   41.2
Accounts payable, trade           2,260   2,417   (6.5)  2,376   (4.9)
Other liabilities                 3,232   3,613  (10.5)  3,161    2.2
Liabilities                      10,589  10,006    5.8   9,147   15.8
Total liabilities                19,813  18,930    4.7  18,144    9.2
Total stockholders' equity and
 liabilities                     36,059  36,282   (0.6) 35,086    2.8



Changes in Equity Items
                                                 Currency
                                       Retained  translation Minority
Million euro                           earnings  adjustment  interests
As of January 1, 2003                   12,468         (330)      396
Net income                                 637            -        36
Share buy-back                            (226)           -         -
Dividends paid                            (789)           -       (33)
(Decrease)/increase of foreign currency
 translation adjustments                     -         (316)       (5)
Capital injection by minority interests      -            -         -
Changes in scope of consolidation and
 other changes                              (2)           -         2
As of June 30, 2003                     12,088         (646)      396


    Forward-looking statements

    This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. (The Annual Report on Form 20-F is available on the Internet at www.basf.com.) We do not assume any obligation to update the forward-looking statements contained in this report.

    Publisher:
    BASF Aktiengesellschaft
    Corporate Department Communications
    67056 Ludwigshafen
    Germany

    You can find HTML versions of this and other publications from BASF on our homepage at www.basf.com.

    You can also order reports:

        --  by telephone: +49 62160-0

        --  by e-mail: medien-service@basf-ag.de

        --  on the Internet: www.basf.com

    Important dates

        --  November 13, 2003
    Interim Report Third Quarter 2003

        --  March 17, 2004
    Financial Results 2003

        --  April 29, 2004
    Annual Meeting, Mannheim
    Interim Report First Quarter 2004

        --  August 4, 2004
    Interim Report Second Quarter 2004

    CONTACT: BASF
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